COURT ORDERS TRIAL OF ISSUE IN HOLLINGER INC.’S EFFORTS TO
REVERSE INTERIM DIRECTORS’ ARRANGEMENTS

TORONTO, Ontario, July 13, 2006 -- Hollinger Inc. (TSX:HLG.C and HLG.PR.B) (“Hollinger” or “the Company”) today announced that the Ontario Superior Court of Justice has ordered a trial of the issue to determine whether the Court should vary the Consent Order made July 8, 2005 in respect of five previous Hollinger directors (the "Interim Directors").

The Court ruled there will have to be a “factual determination of the fairness and reasonability” of commitments the Interim Directors made for their own benefit, and asked for submissions regarding the process of that inquiry.

The Court also ruled that the Interim Directors are not entitled to indemnification from the Company for their legal costs for the trial of issue unless and until that proceeding is decided in their favour.

In October, 2005, Hollinger sought to vary the Consent Order that changed the composition of the Company’s Board and may have contained terms that limited Hollinger’s ability to commence the legal action against the Interim Directors. The current Hollinger Board questions the arrangements of the Interim Directors and the governance process used to put them in place.

The arrangements Hollinger seeks to review include the Interim Directors committing Hollinger to pay each of them fees of $500 per hour which resulted in them claiming more than $600,000 each for the first five months of 2005 alone. They also awarded themselves a termination bonus of $600,000 each, payable when they ceased to be a director for any reason, including voluntary retirement or dismissal for cause. In addition, the Interim Directors approved releases purporting to release them from any future legal action by Hollinger.

Prior to the appointment of the new Board, two of the Interim Directors received termination bonuses, increasing their compensation to more than $1.2 million each for the period. The remaining Interim Directors did not receive the bonuses.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:
John Lute
Lute & Company
416 929 5883
jlute@luteco.com